Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2023 Financial Results

- Total Computing Power Sold Rebounded to 4.2 Million Thash/s, up 126.8% QoQ -

Singapore, May 26, 2023 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended March 31, 2023.

Starting from January 1, 2023, the Company changed its reporting currency from Renminbi to U.S. dollar. The alignment of the reporting currency with the underlying operations will better illustrate the Company’s results of operations for each period. The Company has applied the change of reporting currency retrospectively to its historical results of operations and financial statements.

First Quarter 2023 Operating and Financial Highlights

Total computing power sold was 4.2 million Thash/s, as compared to 1.9 million Thash/s in the fourth quarter of 2022 and 4.3 million Thash/s in the same period of 2022.

Revenues were US$55.2 million, as compared to US$58.3 million in the fourth quarter of 2022 and US$201.8 million in the same period of 2022.

Mining revenue was US$11.1 million, representing an increase of 3.3% from US$10.7 million in the fourth quarter of 2022 and an increase of 130.2% from US$4.8 million in the same period of 2022.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “The first quarter of 2023 was a challenging start. The uncertainties in the market have made our performance less than ideal. Despite these difficulties, we remain committed to our business strategy and confident in our long-term prospects. We continued to invest in our research and development and production capabilities to retain our competitive edge and prepare ourselves for future increases in customer demand. We also took this opportunity to enhance our sales system to reach more global customers and improve their level of satisfaction with our products. In addition, we remain committed to executing on the expansion of our mining strategy, particularly in regards to expanding our installed hash rate. Going forward, we also intend to continue to geographically diversify our mining operations across more countries. Moreover, we sustained a solid balance sheet to remain financially resilient. Now that we are in the second quarter, although the price of Bitcoin has not risen substantially, the Company’s operational results are on a positive trajectory trend looking forward.”

“In this brand-new industry, we are making history every day. Canaan is constantly developing the next-generation computing power that underpins the growing adoption of Bitcoin, the world’s leading decentralized monetary system. We are grateful for our ability to contribute to this remarkable era of innovation and seek to employ our prowess in cutting-edge semiconductor design to benefit society,” Mr. Zhang concluded.

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “In the first quarter of 2023, we experienced a further contraction in our sales revenue, due to the industry-wide reduction in selling prices, and unforeseen delays in payment and shipment following a series of U.S. bank failures. In addition, our mining business encountered difficulties that postponed the increase of our installed hash rates. These compounding factors together led to us recording total revenues of US$55.2 million, which fell short of our expectations. Despite the impacted topline, we strived to maintain a resilient cash level while investing in research and development and our supply chain to prepare resources for our future business expansion. Through diligent cost and expense control, we managed to narrow our operating loss by 31.4% from the last quarter.”

“In spite of the current headwinds, I am confident that the Company is headed in the right direction. We have secured several large contract orders recently, enabling us to obtain increased cash flows from customer advances. In addition, as we endeavor to develop more mining collaborations, our installed hash rates are increasing, endowing us with a greater number of Bitcoins to hold on our balance sheet. These investments to secure both foundry capacity and mining farm resources will bolster our competitive position in the next Bitcoin price cycle,” Mr. Cheng added.

First Quarter 2023 Financial Results

Revenues in the first quarter of 2023 were US$55.2 million, as compared to US$58.3 million in the fourth quarter of 2022 and US$201.8 million in the same period of 2022. Total revenues consisted of US$44.1 million in products revenue, US$11.1 million in mining revenue and US$0.3 million in other revenues.

Products revenue in the first quarter of 2023 was US$44.1 million, compared to US$47.5 million in the fourth quarter of 2022 and US$196.9 million in the same period of 2022. The decrease compared to the fourth quarter of 2022 was mainly due to the lower selling price which resulted from the low market demand, despite a slow recovery in Bitcoin price and a sequential increase in total computing power sold. The decrease compared to the first quarter of 2022 was mainly due to the lower total computing power sold and lower selling price which resulted from the declined Bitcoin price. AI product revenue was US$0.4 million in the first quarter of 2023, as compared to US$0.2 million in the fourth quarter of 2022 and US$0.6 million in the same period of 2022.

Mining revenue in the first quarter of 2023 was US$11.1 million, representing an increase of 3.3% from US$10.7 million in the fourth quarter of 2022 and an increase of 130.2% from US$4.8 million in the same period of 2022. The sequential increase was mainly driven by the Bitcoin price recovery. The year-over-year increase was mainly attributable to the increased computing power energized for mining.

Cost of revenues in the first quarter of 2023 was US$102.8 million, compared to US$122.5 million in the fourth quarter of 2022 and US$78.3 million in the same period of 2022.

Products costs in the first quarter of 2023 were US$75.4 million, compared to US$98.9 million in the fourth quarter of 2022 and US$74.7 million in the same period of 2022. The year-over-year increase was mainly due to the increased production cost of the A13 series. The sequential decrease was mainly due to more inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued in the fourth quarter of 2022, which resulted from lower subsequent selling prices. The inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued for this quarter was US$34.9 million, compared to US$60.3 million for the fourth quarter of 2022 and US$0.1 million for the same period of 2022. Products costs consist of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

Mining costs in the first quarter of 2023 were US$27.3 million, compared to US$23.6 million in the fourth quarter of 2022 and US$3.6 million in the same period of 2022. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation and amortization. The depreciation for mining machines deployed in this quarter was US$16.3 million, compared to US$12.6 million in the fourth quarter of 2022 and US$2.0 million in the same period of 2022. The sequential and year-over-year increases were mainly due to the increase in mining capacity.

Gross loss in the first quarter of 2023 was US$47.5 million, compared to a gross loss of US$64.1 million in the fourth quarter of 2022 and a gross profit of US$123.5 million in the same period of 2022.

Total operating expenses in the first quarter of 2023 were US$38.1 million, compared to US$60.8 million in the fourth quarter of 2022 and US$38.0 million in the same period of 2022.

Research and development expenses in the first quarter of 2023 were US$19.1 million, compared to US$33.4 million in the fourth quarter of 2022 and US$15.2 million in the same period of 2022. The sequential decrease was primarily due to US$14.3 million one-off research and development expenditure for the A13 series products incurred in the fourth quarter of 2022. The year-over-year increase was primarily attributable to an increase of US$5.5 million in staff costs in technology-related departments. Research and development expenses in the first quarter of 2023 also included share-based compensation expenses of US$2.3 million.

Sales and marketing expenses in the first quarter of 2023 were US$1.5 million, compared to US$1.1 million in the fourth quarter of 2022 and US$3.0 million in the same period of 2022. The sequential increase was mainly due to an increase in staff costs. The year-over-year decrease was mainly due to a decrease of US$0.8 million in staff costs and a decrease of US$0.5 million in share-based compensation expenses. Sales and marketing expenses in the first quarter of 2023 also included share-based compensation expenses reversal of US$0.2 million.

General and administrative expenses in the first quarter of 2023 were US$17.6 million, compared to US$24.6 million in the fourth quarter of 2022 and US$19.8 million in the same period of 2022. The sequential decrease was mainly due to US$2.6 million of realized gain on bitcoin sold, a decrease of US$1.6 million in share-based compensation expenses, a decrease of US$1.0 million in professional service fees and a decrease of US$0.8 million in staff costs. The year-over-year decrease was mainly due to US$2.6 million of realized gain on bitcoin sold in the first quarter of 2023. General and administrative expenses in the first quarter of 2023 also included share-based compensation expenses of US$10.4 million.

Impairment on cryptocurrency in the first quarter of 2023 was nil, compared to US$1.7 million in the fourth quarter of 2022 and US$55 thousand in the same period of 2022.

Loss from operations in the first quarter of 2023 was US$85.7 million, compared to a loss from operations of US$125.0 million in the fourth quarter of 2022 and an income from operations of US$85.4 million in the same period of 2022.

Non-GAAP loss from operations in the first quarter of 2023 was US$73.1 million, compared to a non-GAAP loss from operations of US$110.0 million in the fourth quarter of 2022 and a non-GAAP income from operations of US$101.1 million in the same period of 2022. Non-GAAP income (loss) from operations excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign exchange losses, net in the first quarter of 2023 were US$2.6 million, compared with a gain of US$3.7 million in the fourth quarter of 2022 and a gain of US$0.1 million in the same period of 2022, respectively. The foreign exchange losses were due to the US dollar depreciation against the Renminbi during the first quarter of 2023.

Net loss in the first quarter of 2023 was US$84.4 million, compared to a net loss of US$91.6 million in the fourth quarter of 2022 and a net income of US$65.1 million in the same period of 2022.

Non-GAAP adjusted net loss in the first quarter of 2023 was US$71.8 million, as compared to a non-GAAP adjusted net loss of US$76.6 million in the fourth quarter of 2022 and a non-GAAP adjusted net income of US$80.8 million in the same period of 2022. Non-GAAP adjusted net income (loss) excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the first quarter of 2023 was a gain of US$9.2 million, compared with a gain of US$8.7 million in the fourth quarter of 2022 and a gain of US$6.6 million in the same period of 2022, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the first quarter of 2023 were US$0.51. In comparison, basic and diluted net loss per ADS in the fourth quarter of 2022 were US$0.55, while basic and diluted net earnings per ADS in the same period of 2022 were US$0.38. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of March 31, 2023, the Company held cryptocurrency assets that primarily comprised 623 bitcoins, with a carrying value of US$13.4 million.

As of March 31, 2023, the Company had cash and cash equivalents of US$72.0 million, compared to US$101.6 million as of December 31, 2022.

Shares Outstanding

As of March 31, 2023, the Company had a total of 159,432,773 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

The At-the-Market (“ATM”) Offering

On April 8, 2022, the Company entered into an at-the-market offering agreement (the “ATM Agreement”), providing for a potential at-the-market (“ATM”) equity offering program, with H.C. Wainwright & Co., LLC (“HCW”).

From March 7, 2023, the date the Company reported its financial results for the fourth quarter of 2022, to May 25, 2023, the Company utilized the ATM for a small amount of fundraising to test the financing facility. During the above period, the Company sold 1,532,219 ADSs with net proceeds of approximately US$4.2 million at an average price of US$2.73 per ADS. The Company executed the above sales within ten trading days in March and did not utilize the ATM after March 31.

The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets in the future. The timing and extent of the use of the ATM program will be at the discretion of the Company, provided that the Company has satisfied certain obligations set forth in the ATM agreements and the ATM facility is duly established.

The Mining Machine Purchase Agreement with Cipher Mining Inc.

On May 9, 2023, the Company jointly announced an agreement with Cipher Mining Inc. (“Cipher”), a leading developer and operator of bitcoin mining data centers, whereby Cipher has purchased from Canaan 11,000 new A1346 model mining machines to be delivered in the third quarter of 2023 for use at Cipher’s Odessa, Texas facility.

Business Outlook

For the second quarter of 2023, the Company expects total revenues to be approximately US$72 million, considering the challenging market conditions across the industry. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on May 26, 2023 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. First Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIdaaba906f8b048cf8f589d21660a7a9b

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan’s vision is “super computing is what we do, social enrichment is why we do it.”Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan’s founding team shipped to its customers the world’s first batch of mining machines incorporating ASIC technology in Bitcoin's history under the brand name, Avalon. In 2018, Canaan released the world’s first RISC-V architecture commercial edge AI chip. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non--GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and change in fair value of warrant liability, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	101,551	71,972
Inventories	211,640	310,456
Prepayments and other current assets	242,523	138,329
Total current assets	555,714	520,757
Non-current assets:
Cryptocurrency	12,531	13,394
Property, equipment and software	85,350	68,728
Right-of-use assets, net	4,250	3,669
Deferred tax assets	21,740	21,543
Other non-current assets	2,504	2,699
Non-current financial investment	2,872	2,910
Total non-current assets	129,247	112,943
Total assets	684,961	633,700
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	16,703	26,947
Contract liabilities	662	8,251
Income tax payable	7,228	7,323
Accrued liabilities and other current liabilities	48,349	38,107
Lease liabilities, current	2,314	2,359
Total current liabilities	75,256	82,987
Non-current liabilities:
Lease liabilities, non-current	1,441	695
Other non-current liabilities	598	1,895
Total liabilities	77,295	85,577
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 and 2,820,686,147 shares issued, 2,496,001,757 and 2,526,208,472 shares outstanding as of December 31, 2022 and March 31, 2023, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 308,136,735 shares as of December 31, 2022 and 294,477,675 shares as of March 31, 2023, respectively)	(57,055)	(57,055)
Additional paid-in capital	492,220	507,884
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(36,913)	(27,756)
Retained earnings	194,522	110,158
Total shareholders’ equity	607,666	548,123
Total liabilities and shareholders’ equity	684,961	633,700

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	USD	USD	USD
Revenues
Products revenue	196,934	47,546	44,114
Mining revenue	4,817	10,735	11,089
Other revenues	21	33	29
Total revenues	201,772	58,314	55,232
Cost of revenues	(78,310)	(122,454)	(102,778)
Gross profit (loss)	123,462	(64,140)	(47,546)
Operating expenses:
Research and development expenses	(15,172)	(33,364)	(19,058)
Sales and marketing expenses	(2,982)	(1,145)	(1,485)
General and administrative expenses	(19,825)	(24,633)	(17,577)
Impairment on cryptocurrency	(55)	(1,678)	-
Total operating expenses	(38,034)	(60,820)	(38,120)
Income (loss) from operations	85,428	(124,960)	(85,666)
Interest income	483	1,141	440
Change in fair value of warrant liability	(66)	-	-
Foreign exchange gains (losses), net	136	3,741	(2,559)
Other income, net	62	2,089	1,078
Income (loss) before income tax expenses	86,043	(117,989)	(86,707)
Income tax benefit (expense)	(20,949)	26,380	2,341
Net income (loss)	65,094	(91,609)	(84,366)
Foreign currency translation adjustment, net of nil tax	6,576	8,654	9,158
Total comprehensive income (loss)	71,670	(82,955)	(75,208)
Weighted average number of shares used in per share calculation:
— Basic	2,580,294,054	2,515,312,493	2,502,558,388
— Diluted	2,582,735,151	2,515,312,493	2,502,558,388
Net earnings (loss) per share (cent per share)
— Basic	2.52	(3.64)	(3.37)
— Diluted	2.52	(3.64)	(3.37)
Share-based compensation expenses were included in:
Cost of revenues	-	66	66
Research and development expenses	3,092	2,217	2,324
Sales and marketing expenses	327	662	(164)
General and administrative expenses	12,270	12,022	10,387

The table below sets forth a reconciliation of net income (loss) to non-GAAP adjusted net income (loss) for the period indicated:

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	USD	USD	USD
Net income (loss)	65,094	(91,609)	(84,366)
Share-based compensation expenses	15,689	14,967	12,613
Change in fair value of warrant liability	66	-	-
Non-GAAP adjusted net income (loss)	80,849	(76,642)	(71,753)